VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Loan Lauren P. Nguyen
Legal Branch Chief

May 17, 2016

Re:	Amplify Snack Brands, Inc.
Registration Statement Filed on Form S-1
Registration No. 333-211173

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that the number of Preliminary Prospectuses dated May 16, 2016 that will be furnished to 7 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others on the date hereof will be approximately 1,800.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 P.M., Eastern Time, on May 19, 2016 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

GOLDMAN, SACHS & CO.

JEFFERIES LLC

As Representatives of the several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Matthew Leavitt
	Name:	Matthew Leavitt
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

JEFFERIES LLC

By:	/s/ Michael A. Bauer
	Name:	Michael A. Bauer
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]